Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces
Memorandum of Understanding with Intel Israel to Construct and Operate a Power Plant for Intel’s Facilities

Singapore, March 4, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced that on March 3, 2024, a subsidiary of OPC entered into a non-binding memorandum of understanding (the “MoU”) with Intel Israel (“Intel”), an existing customer of OPC, pursuant to which OPC’s subsidiary will construct and operate a power plant with a capacity of at least 450 MW (and OPC does not expect capacity to exceed 650 MW) (the “Project”).  The Project will supply electricity to Intel’s facilities in Kiryat Gat, including an expansion of the facilities which is currently taking place, for a period of 20 years from the commercial operation date.

In accordance with the MoU, OPC’s subsidiary will hold exclusive project rights, and will bear its construction cost. The MoU includes provisions regarding promotion of the development and planning of the Project, acquisition of the rights to land, and collaboration of the parties to obtain the required permits in connection with the Project. The existing electricity supply agreement between the parties shall continue to apply in relation to Intel’s electricity requirements beyond the Project’s capacity, subject to adjustments and conditions. In addition, the MoU includes arrangements regarding the tariff that will be paid to OPC’s subsidiary, which is based on rates that reflect a discount to the generation component tariff (graduated and based on the Project’s characteristics) and other provisions that will be included in a detailed agreement that the parties are expected to enter into.

OPC estimates that the construction cost of the Project will be approximately $1.3 – $1.4 million per MW, and that subject to the completion of the development and planning procedures, the Project is expected to reach the construction stage during 2026.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the MoU with Intel Israel, including the terms thereof, the description of the Project and its characteristics including capacity, expected cost and timing to reach construction stage, expected arrangements on the electricity supply agreement with Intel Israel including tariffs and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to the conditions for promotion, development, construction and operation of the Project and other factors relating to the Project, including securing rights in land, the setting of regulation by the Israeli Electricity Authority, receipt of permits and licenses, completion of development and planning processes, ensuring connection and transmission infrastructures, construction and equipment costs, engagement with key contractors and suppliers, the risk that such conditions are not met or that the Project otherwise does not proceed, risks relating to costs and characteristics of the Project including the ultimate capacity of the Project and time to complete the Project, risks relating to the failure to obtain necessary authorizations and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.